Exhibit 99.2

IMPERVA, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear «FirstName» «LastName»:

As you know, on March 20, 2014, (the “Closing Date”) Imperva, Inc. (“Imperva”) acquired the outstanding capital stock of Incapsula, Inc. (“Incapsula”) (the “Acquisition”) pursuant to the Share Exchange Agreement by and among Imperva, Incapsula, the Sellers (as defined therein), and the Seller’s Representative (as defined therein) (the “Share Exchange Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of Incapsula common stock granted to you under the 2010 Stock Incentive Plan (the “Plan”). Pursuant to the Share Exchange Agreement, on the Closing Date, Imperva assumed all obligations of Incapsula under your outstanding option (or options), whether vested or unvested. This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Imperva’s assumption of an option (or options) to purchase Incapsula common stock granted to you under the Plan (the “Incapsula Option”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and Incapsula (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Incapsula Option(s) that are required by the Acquisition.

The following summarizes your Incapsula Option(s) immediately before and after the Acquisition:

Incapsula Option

Grant Date: «DoG»

Option Type: «Option»

Incapsula Shares: «Incapsula Shares»

Exercise Price per Share: «Incapsula Price»

Assumed Incapsula Option/Imperva Option:

No. of Shares of Imperva Stock: The number of shares of Imperva common stock subject to your assumed Incapsula Option(s) will be determined shortly following the Closing (as defined in the Share Exchange Agreement) by multiplying the Actual Equity Exchange Ratio (as defined in the Share Exchange Agreement) by the number of shares remaining subject to your Incapsula Option(s) on the Closing Date (as defined in the Share Exchange Agreement) and rounding the resulting product down to the next whole number of shares of Imperva common stock.

Exercise Price Per Share: The exercise price per share of the shares of Imperva common stock subject to your assumed Incapsula Option(s) will be determined shortly following the Closing by multiplying the Actual Equity Exchange Ratio by the exercise price per share of your Incapsula Option(s) at which such Incapsula Option(s) were exercisable immediately prior to the Closing (as defined in the Share Exchange Agreement) and rounding the resulting quotient up to the next whole cent. The exercise price per share will be subject to any adjustments specified in the Share Exchange Agreement.

There may be post-Acquisition adjustments based on the Actual Equity Exchange Ratio (as defined in the Share Exchange Agreement) and which are intended to: (i) assure that the total spread of your assumed Incapsula Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition; and (iii) to the extent applicable and allowable by law, to retain incentive stock option (“ISO”) status under federal tax laws.

Notwithstanding any of the foregoing, by signing below, you hereby agree, acknowledge, and confirm that you shall not exercise any of your Incapsula Option(s), including after the time of assumption of your Incapsula Option(s) by Imperva, at any time prior to the determination of the Actual Equity Exchange Ratio, following determination of Actual 2013 Revenue Amount (as defined in the Share Exchange Agreement), in each case pursuant to the provisions of Section 1.8 of the Share Exchange Agreement.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” means Imperva, (ii) “Share” means shares of Imperva common stock, (iii) the “Board” means the Board of Directors of Imperva and (iv) the “Admnistrator” means the Board and/or the Compensation Committee of the Board of Directors of Imperva. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Incapsula will now refer to your status as an employee of Imperva or any present or future Imperva subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed Incapsula Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. Vesting of your assumed Incapsula Option(s) will be suspended during all leaves of absence in accordance with Imperva’s policies, and the only permissible methods to exercise your assumed Incapsula Option(s) are cash, check, wire transfer, or through a cashless exercise program with Morgan Stanley Smith Barney, who is Imperva’s designated broker. All other provisions which govern either the exercise or the termination of your assumed Incapsula Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Imperva common stock, except (i) no assumed Incapsula Option(s) may be “early exercised” (i.e., an assumed Incapsula Option may be exercised for shares of Imperva common stock only to the extent the assumed Incapsula Option is vested at the time of exercise pursuant to the applicable vesting schedule) and (ii) as expressly modified by this Agreement, the Share Exchange Agreement or otherwise in connection with the Acquisition. Upon termination of your employment with Imperva you will have the limited post-termination exercise period specified in your Option Agreement(s) for your assumed Incapsula Option(s) to the extent vested and outstanding at the time of termination after which time your assumed Incapsula Option(s) will expire and NOT be exercisable for Imperva common stock.

To exercise your assumed Incapsula Option(s), you must utilize Morgan Stanley Smith Barney, and any trade must be in compliance with Imperva’s Insider Trading Policy. You will receive an email from Morgan Stanley Smith Barney with instructions on how to set up your account. Please contact Imperva’s equity administrator for further information.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Imperva’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Imperva will be governed by the terms of the Imperva stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Incapsula Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Imperva is in the process of submitting a tax ruling request to the Israeli Tax Authority relating to Imperva’s assumption of your Incapsula Option(s), and will provide a summary of the Israeli tax consequences applicable to such assumption following the issuance of the tax ruling.

Please sign and date this Agreement and by April 30, 2014, return it to Imperva’s equity administrator.

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Until your fully executed Acknowledgment (attached to this Agreement) is received by Imperva’s Equity Administration Department, your Imperva account will not be activated. If you have any questions regarding this Agreement or your assumed Incapsula Option(s), please contact Imperva’s equity administrator.

IMPERVA, INC.

By:
Trâm Phi
Corporate Secretary

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ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Incapsula Option(s) listed on the table above are hereby assumed by Imperva and are as set forth in the Option Agreement(s) for such assumed Incapsula Option(s), the Plan and this Stock Option Assumption Agreement and agree to the terms as set forth in such Stock Option Assumption Agreement.

DATED:	, 2014
«FirstName» «LastName» - Optionee
Address:

Taxpayer ID No.:

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